December 13, 2019

Darrell C. Sherman
Executive Vice President and Chief Legal Officer
Taylor Morrison Home Corporation
4900 N. Scottsdale Road, Suite 2000
Scottsdale, AZ 85251

       Re: Taylor Morrison Home Corporation
           Registration Statement on Form S-4
           Filed December 6, 2019
           File No. 333-235410

Dear Mr. Sherman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    John C. Kennedy